(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 Form 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-27026

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.

PART I REGISTRANT INFORMATION

PERICOM SEMICONDUCTOR CORPORATION

Full name of registrant

N/A

Former name if applicable

3545 North First Street

Address of principal executive office

San Jose, CA 95134

City, state and zip code

PART II RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant requires more time to (i) complete its implementation and financial reporting requirements of Financial Accounting Standard 123R (FAS123R), which requires companies to estimate the cost of all forms of stock based compensation and record the estimated compensation and provide explanatory footnotes in the financial statements of the Company, and (ii) complete the accounting and financial reporting requirements related to the Company’s acquisition of eCERA ComTek Corporation, which acquisition was completed on September 7, 2005. Due to these two factors, the Registrant is unable, without unreasonable effort or expense, to complete and file its Quarterly Report on Form 10-Q for the quarter ended October 1, 2005, within the prescribed deadline for the filing.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael D. Craighead (Name)	(408) (Area Code)	435-0800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PERICOM SEMICONDUCTOR CORPORATION

            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2005	By:	/s/ Alex C. Hui
Alex C. Hui
Chief Executive Officer

Date: November 9, 2005	By:	/s/ Michael D. Craighead
Michael D. Craighead
Chief Financial Officer

2